UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
Glossary of Terms and Abbreviations	3

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2012	6

Notes to Financial Statements	7-15

Schedule of Assets (Held At End of Year) as of December 31, 2012	16

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	17

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

Term	Definition
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP as of July 1, 2009 except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants

Benefit Payments	Participant withdrawals and distributions

Company	Moody’s Corporation and its subsidiaries

Company Matching Contribution	Matching contributions made by the Company equal to 50% of the first 6% of annual compensation that is contributed by a participant to the Plan subject to Internal Revenue Service limitations

EPS	Earnings per share

ERISA	Employee Retirement Income Security Act of 1974, as amended

ESOP	Employee Stock Ownership Plan

FASB	Financial Accounting Standards Board

GAAP	U.S. Generally Accepted Accounting Principles

Investment Manager	Evercore Trust Company, N.A.; the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund

IRC	Internal Revenue Code

Management Benefits and Compensation Committee	Committee that has been delegated certain authority for management of the Plan from the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation

Moody’s	Moody’s Corporation and its subsidiaries

Plan	The Profit Participation Plan of Moody’s Corporation; a defined contribution plan established by the Company for eligible employees

Profit Sharing Plan	Moody’s Global Profit Sharing Plan; a profit sharing plan sponsored by Moody’s

Stock Fund	The Moody’s Corporation Stock Fund

Trustee	Fidelity Management Trust Company; trustee that has custody of all of the Plan’s assets

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the Profit Participation Plan of Moody’s Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 14, 2013

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Plan Benefits

(amounts in thousands)

	December 31,
	2012	2011
ASSETS:
Investments, at fair value (Note 3)	$443,108	$361,088
Notes receivable from participants	4,415	3,713
Contributions receivable
Employer	10,424	5,683
Participant	888	530

Total contributions receivable	11,312	6,213

Total assets	458,835	371,014

LIABILITIES:
Contribution refunds payable	34	37

Total liabilities	34	37

Net assets available for plan benefits at fair value	458,801	370,977
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,406)	(1,234)

Net assets available for plan benefits	$457,395	$369,743

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Plan Benefits

(amounts in thousands)

Year ended December 31, 2012
Additions to net assets attributed to:
Investment gains:
Net appreciation in fair value of investments (Note 3)	$43,405
Dividends	10,432
Interest	1,510

Total investment income, net	55,347

Interest on notes receivable from participants	216

Contributions:
Participant	28,457
Employer	20,825

Total contributions	49,282

Total additions	104,845

Deductions from net assets attributed to:
Benefits paid to participants	17,054
Administrative expenses	139

Total deductions	17,193

Net increase in net assets available for plan benefits	87,652
Net assets available for plan benefits:
Beginning of the year	369,743

End of the year	$457,395

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation is a defined contribution plan established to provide a convenient way for eligible U.S. employees to save on a regular and long-term basis for retirement. The Plan is subject to the provisions of ERISA.

The following summary provides an overview of major Plan provisions and is provided for general information purposes. U.S. employees who participate in the Plan or former U.S. employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full-time U.S. employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with contributions equal to 3% of compensation as defined in the Plan unless they elect otherwise. The default fund for the automatic deferrals is the Fidelity Freedom Fund that most closely matches the participants’ retirement dates based upon date of birth.

Prior to January 1, 2008, full-time U.S. employees of the Company were immediately eligible to participate in the Plan on their date of hire.

Part-time U.S. employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment, and after January 1, 2008 upon completion of the eligibility requirements are automatically enrolled in the Plan with contributions equal to 3% of the compensation as defined in the Plan unless they elect otherwise.

Contributions

Participants contribute to the Plan by authorizing payroll deductions of their compensation as defined in the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. Participants are eligible to contribute up to 50% of their compensation to the Plan each year. Before-tax contributions are subject to the overall limit imposed by the IRC of $17,000 in 2012 with additional amounts permitted for participants who are ages 50 and above. The Company makes matching contributions currently equal to 50% of the first 6% of annual compensation that is contributed to the Plan. Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

The Company has a Profit Sharing Plan whereby all eligible U.S. employees (excluding those for which an applicable law prohibits a profit sharing contribution) receive a contribution if certain financial targets are met, regardless of whether they participate in the Plan. Prior to January 1, 2013, the Company would make a profit sharing contribution if the Company’s annual EPS growth was equal to or greater than 10%. Effective, January 1, 2013, the Company will make this contribution if year over year EPS growth for any plan year equals or exceeds a threshold set forth in the Plan. This threshold is defined as the greater of (i) 10% growth in EPS or (ii) 2% in excess of targeted EPS percentage growth for the plan year. For the years ended December 31, 2012 and 2011, the Company achieved the required EPS growth necessary for a contribution under the Profit Sharing Plan. Accordingly, the employer contributions receivable in the Plan’s Statement of Net Assets Available for Plan Benefits for the years ended December 31, 2012 and 2011 includes approximately $7 million and $4 million for these contributions which were paid to the Plan in March 2013 and 2012, respectively.

Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000.

Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was closed to new participants. However, in lieu of defined benefit pension plan benefits, employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution to the Plan. The retirement contribution is based upon an eligible U.S. employee’s compensation as well as combined age and years of service as defined in the Plan. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan. Transfers or rollovers to the Plan may only be made with the approval of the Management Benefits and Compensation Committee and do not affect any other contributions made by or on behalf of a participant.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Effective November 1, 2011, participants are not permitted to invest more than 10% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund (however, participants whose accounts were more than 10% so invested on November 1, 2011 or subsequently became so due to investment returns are not required to divest any portion of their Moody’s Corporation Stock Fund holdings). Prior to November 1, 2011, participants were not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

The Moody’s Corporation Stock Fund is an ESOP which allows participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

Distributions

Upon retirement or other termination of service with the Company, participants (or a designated beneficiary) become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ vested benefits that are $1,000 or less will receive an automatic distribution of their balance. The Plan also permits participant withdrawals after attaining age 59 1/2 or due to certain financial necessity to be made out of vested account balances.

Notes receivable from participants

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2012 and 2011, interest rates on participant loans ranged from 5.00% to 11.50%. Principal and interest is paid ratably by the participants through semi-monthly payroll deductions.

In the event of a default, the Management Benefits and Compensation Committee may accelerate the repayment of the loan; demand immediate repayment of the entire amount outstanding; renegotiate the terms of the loan; or approve a financial necessity distribution of the participant’s loan subject to the terms of the Plan.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2012 were $1.3 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan. During the year ended December 31, 2012, approximately $1.8 million of the cumulative forfeiture pool was used to offset Company contributions and $0.1 million was used to pay administrative fees. As of December 31, 2012 and 2011, the Plan held forfeited amounts totaling $0.2 million and $0.8 million, respectively.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company is Trustee of the Plan and has custody of the Plan’s assets. The Management Benefits and Compensation Committee designated Evercore Trust Company, N.A., as the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Voting Rights

The Company’s common stock held in the Stock Fund is voted by the Trustee at the Company’s stockholder meetings in accordance with the confidential instructions of the participants whose accounts are invested in the common stock. All shares of the Company’s common stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from participants.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2012 and 2011, all Benefit Payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Plan Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the Statement of Changes in Net Assets Available for Plan Benefits. Plan participants who are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Certain plan assets invest directly or indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in various economic conditions. These conditions include, but are not limited to, real estate values, delinquencies and/or defaults on cash flows underlying the securities. Furthermore, the value of these securities may be adversely affected by shifts in market perception of the issuer as well as changes in interest rates.

Investment Valuation

Investments in mutual funds are valued at quoted market prices based on the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan which represents their fair value.

Fully benefit-responsive investment contracts included in the stable value common trust fund are presented at fair value on the statement of net assets available for plan benefits. The investments in the fund that invests in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest as contract value is the amount at which participants ordinarily transact. Refer to Note 3 for a more detailed description regarding the fair value of the fund that invests in fully benefit-responsive investment contracts.

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the fair value determined by the closing quoted price for the companies’ common stock.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2012 and 2011 as the participant loans are secured by the participants’ vested balance in their account. Accordingly, in the event of a default, the Plan Administrator will deem the loan balance to be a distribution to the participant.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the statement of changes in net assets available for plan benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

3. Fair Value Measurements

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under the ASC assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

•	Level 1 : quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

•

Level 2 : inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 : unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2012
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Employer-related common stock funds	$30,937	$—	$—	$30,937
Common trust funds:
Equity index	—	64,018	—	64,018
Stable-value	—	51,838	—	51,838
Mutual funds:
U.S. equity	121,686	—	—	121,686
International equity	59,088	—	—	59,088
Fixed income	67,299	—	—	67,299
Real estate	7,410	—	—	7,410
Life-cycle funds	40,832	—	—	40,832

Total investments measured at fair value	$327,252	$115,856	$—	$443,108

	December 31, 2011
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Employer-related common stock funds	$22,230	$—	$—	$22,230
Common trust funds:
Equity index	—	51,632	—	51,632
Stable-value	—	50,784	—	50,784
Mutual funds:				—
U.S. equity	101,210	—	—	101,210
International equity	47,590	—	—	47,590
Fixed income	56,425	—	—	56,425
Real estate	5,416	—	—	5,416
Life-cycle funds	25,801	—	—	25,801

Total investments measured at fair value	$258,672	$102,416	$—	$361,088

The Plan’s valuation methodology used to measure the fair values of employer-related common stock and mutual funds is based on quoted prices as these instruments and their underlying investments have active markets. The valuation methodology for the equity index common trust fund is reported at its net asset value which is based on the fair value of the underlying investments as determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The valuation methodologies for the fully benefit-responsive stable-value common trust fund as determined by the investment manager vary by the different investments held within the fund and include discounted cash flow models which consider recent bids as determined by recognized dealers; recent bid prices if quoted market prices are readily available; matrix pricing for fixed income securities which consider yield or price of bonds of comparable quality, coupon and maturity; and pricing services that incorporate dealer-supplied valuations and valuation models.

There were no transfers or reclassifications of investments between Level 1, Level 2 or Level 3 within the fair value hierarchy during the year ended December 31, 2012. Furthermore, there were no changes in valuation methodologies used to measure the fair value of the Plan’s investments as of and for the years ended December 31, 2012 and 2011.

The funds within the Plan are redeemable daily and, excluding the fund which invests in fully benefit-responsive investment contracts, generally have no restrictions on redemptions other than for certain funds, a fee may be charged to a participant for redeeming an investment within a specified amount of time after the original purchase of the investment. For the fund that invests in fully-benefit responsive investment contracts, withdrawals or exchanges into another investment option may be made at any time, except that exchanges cannot be made into a competing fund (e.g. money market funds or other fixed income funds). The Plan has no contractual obligation to further invest in any of the funds.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the fund which invests in fully benefit-responsive investment contracts. Such events could include, but are not limited to, the following: premature termination of contracts by this fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Plan administrator does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The Plan’s assets are invested in various common trust funds, common stock funds and mutual funds as described below. Individual investment balances that represent 5% or more of net assets are listed separately as of the applicable date.

	December 31,
(in thousands)	2012	2011
Common trust funds:
Fidelity U.S. Equity Index Commingled Pool	$64,018	$51,632
Fidelity Managed Income Portfolio II (1)	51,838	50,784

Total	115,856	102,416

Employer-related Common stock funds:
Moody’s Corporation Stock Fund (2)	29,211	20,534
Common stock fund individually less than 5% of net assets (3)	1,726	1,696

Total	30,937	22,230

Mutual funds:
PIMCO Total Return Fund	40,995	32,605
Fidelity Diversified International Fund	26,246	22,067
Fidelity Mid-Cap Stock Fund	27,605	24,155
Spartan US Bond Index Fund	26,304	23,820
Mutual funds individually less than 5% of net assets	175,165	133,795

Total	296,315	236,442

Total investments at fair value	$443,108	$361,088

(1)	Fully benefit-responsive investment contract; contract value was $50,432 thousand and $49,550 thousand at December 31, 2012 and 2011, respectively.

(2)	Consists of 570,223 and 597,671 shares of Moody’s Corporation common stock and $518 thousand and $404 thousand in cash at December 31, 2012 and 2011, respectively.

(3)	Consists of 20,987 and 21,885 shares of Dun & Bradstreet Corporation common stock and $76 thousand and $58 thousand in cash at December 31, 2012 and 2011, respectively.

The Plan’s investments appreciated in value (including realized and unrealized gains and losses) as follows:

(in thousands)	Year ended December 31, 2012
Mutual funds	$25,164
Common trust funds	8,406
Employer-related common stock funds:
Moody’s Corporation Stock Fund	9,716
The Dun & Bradstreet Legacy Fund	119

Net appreciation	$43,405

The Fidelity Managed Income Portfolio II (“the Fund”) consists of fully benefit-responsive investment contracts. The Fund invests in fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements that aid in the preservation of capital within the Fund enabling a competitive level of income over time. The Plan’s interest in this investment is calculated by applying the Plan’s ownership percentage in the Fund to the net asset value of the entire Fund. Average annual yields relating to the Fund are presented below:

Average Yields	2012	2011
Based on actual earnings of the Fund	1.73%	1.92%
Based on interest rates credited to participants	1.28%	1.60%

Crediting interest rates on the Fund are determined quarterly and are based on a formula with the issuer, which considers current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment from the contract value to the fair value as reported on the statement of net assets available for benefits.

4. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company, except for certain Trustee and Investment Manager fees which are charged to the Plan, and totaled approximately $139,000 for the year ended December 31, 2012. Additionally, certain investment management fees are charged to the individual funds in the Plan and are included in the net appreciation in the fair value of investments in the statement of changes in net assets available for plan benefits. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2012 and 2011, the Stock Fund held 570,223 and 597,671 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $16.5 million and $16.9 million, respectively. The Plan earned dividends of approximately $368,000 from Moody’s Corporation common stock during the year ended December 31, 2012.

5. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, there is no provision for income taxes recorded in the Plan financial statements. In January 2011, an application for a new determination letter for the Plan was submitted to the IRS.

For uncertain tax positions, the Company first determines whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. The Company has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken that would require recognition or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any tax periods in progress.

6. Reconciliation of Financial Statements to Form 5500

	December 31,
(in thousands)	2012	2011
Net assets available for plan benefits:
Financial statements	$457,395	$369,743
Participant loans deemed distributed for Form 5500 reporting	(22)	(2)
Corrective distributions paid in subsequent year (1)	34	37
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,406	1,234

Form 5500	$458,813	$371,012

Changes in net assets available for plan benefits:	Year Ended December 31, 2012
Financial statements	$87,652
Adjustments related to corrective distributions:
Contributions refund payable due to corrective distributions (1)	34
Plan year 2011 corrective distributions paid in 2012 (1)	(37)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	(1,234)
Adjustment of current year	1,406
Adjustments relating to loans deemed to be distributed for Form 5500 reporting:
Participant loans deemed distributed for Form 5500 reporting in 2011	2
Participant loans deemed distributed for Form 5500 reporting in 2012	(22)

Form 5500	$87,801

(1)

Subsequent to the years ended December 31, 2012 and 2011, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. This test examines the relationship of participant contributions between highly compensated and non-highly compensated participants. Based on the test results, the Plan was required to make corrective distributions to highly compensated participants for both the 2012 and 2011 plan years. Additionally, subsequent to the end of the plan year ended December 31, 2011, the Company was notified by the Trustee that certain employees had exceeded the maximum pre-tax contribution limit to the Plan as set forth in IRC Section 402(g). These corrective distributions were made in the year subsequent to the original contribution and were recorded as a contribution refunds payable at December 31, 2012 and 2011.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2012

(tabular dollar amounts in thousands)

	Identity of issuer, borrower or similar party	Maturity date	Annual interest rate	Number of shares/ units/ or principal amount	Current value
	Employer-related common stock funds:
*	Moody’s Corporation Stock Fund (1)			570,223	$29,211
	The Dun & Bradstreet Legacy Fund (2)			20,987	1,726

	Total				30,937

	Common trust funds:
*	Fidelity U.S. Equity Index Commingled Pool			1,233,239	64,018
*	Fidelity Managed Income Portfolio II **			50,432,147	51,838

	Total				115,856

	Mutual funds:
	PIMCO Total Return Fund			3,647,246	40,995
	Lazard Emerging Markets Equity Portfolio - Institutional Shares			980,812	19,165
	Mainstay Large-Cap Growth Fund			2,659,402	21,009
	DWS Real Estate Securities Fund			349,175	7,410
	Goldman Sachs Midcap Value Fund			307,962	12,100
*	Fidelity Freedom Income Fund			80,269	938
*	Fidelity Freedom 2005 Fund			40,787	515
*	Fidelity Freedom 2010 Fund			45,969	592
*	Fidelity Freedom 2020 Fund			251,763	3,371
*	Fidelity Freedom 2030 Fund			349,495	4,795
*	Fidelity Freedom 2040 Fund			452,721	6,297
*	Fidelity Freedom 2015 Fund			182,834	2,370
*	Fidelity Freedom 2025 Fund			309,388	4,201
*	Fidelity Freedom 2035 Fund			428,455	5,943
*	Fidelity Freedom 2045 Fund			430,541	6,066
*	Fidelity Freedom 2050 Fund			406,775	5,744
	Eaton Vance Large Cap Value 1			859,271	16,799
*	Fidelity Low-Priced Stock Fund			547,692	21,617
*	Fidelity Mid-Cap Stock Fund			940,552	27,605
*	Fidelity Diversified International Fund			878,081	26,246
*	Spartan Extended Market Index Fund			558,129	22,275
*	Spartan U.S. Bond Index Fund			2,212,308	26,304
*	Spartan International Index Fund			398,974	13,677
	Boston Trust Small Cap Fund			21,580	281

	Total				296,315

	Total investments, at fair value				$443,108

*	Notes receivable from participants	one month to 10 yrs	5.0% to 11.5%		$4,415

*	Asset qualifies as a party-in-interest for the Plan for which a statutory exemption exists.
**	Fully benefit responsive investment contract
(1)	Consists of 570,223 shares of Moody’s Corporation common stock and $518 thousand in cash at December 31, 2012.
(2)	Consists of 20,987 shares of Dun & Bradstreet Corporation common stock and $76 thousand in cash at December 31, 2012.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION
By:	/ S / JOSEPH MCCABE
Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 14, 2013